Los Angeles Startup Is Closing A Real Estate Market Gap Worth Hundreds Of Billions — You Can Invest In It With $100

There are no small disruptions in real estate. BlackRock Inc. formulated a winning method to manage a massive portfolio primarily centered around real estate. Today, it's the world's largest alternative asset manager with $9.101 trillion under its control.


We are a fully vertically integrated enterprise.
We have in-house Design, Construction, Maintenance, and Furniture Supply infrastructure
We have in-house Property Management and Hospitality staff, systems, and training protocols
We Have 5-star ratings with our past guests who refer approximately 20% of our new guests
We have a state-of-the-art booking platform for our subscribed property owners and renters
We have in-house Real Estate Brokerage enabling us to execute transactions directly
We have extensive experience with municipal regulations, building codes, and best practices

FlutterPads stands out in the industry by merging the expansive reach of an online marketplace with the stability of tangible assets, particularly in prime urban real estate holdings. Notably, the company

has already accumulated $11 million in Assets Under Management (AUM), emphasizing its robust financial position.

Invest in FlutterPads Now

Airbnb Inc. offered a more affordable way to visit places and punched above its weight so hard that many multibillion-dollar hotel chains had to adjust their business model to keep up with it. But 2009 is long gone. Short-term rental platforms have created a void in the market worth hundreds of billions of dollars, and one Los Angeles company you can invest in today is actively closing it.

FlutterPads offers affordable, high-quality extended-stay rentals to a variety of underserved target groups. One of them is digital nomads whose numbers in the U.S. grew from 4.8 million in 2018 to 16.9 million in 2022.

As their name suggests, digital nomads like to move around but are forced to opt for expensive short-term rentals or imprisoning long-term rentals. Traveling professionals, remote workers, medical treatment travelers and university students who need to briefly relocate to a different city face the same problem. FlutterPads offers them high-quality units at a reduced cost while letting them stay flexible and change location easily.

These groups may not seem like a formidable market force at first, but the numbers indicate otherwise. FlutterPads targets a $120 billion opportunity in the first 13 metropolitan areas for its Phase-1 expansion. The company's current success is the best omen for its ambitions. FlutterPads has earned $700,000 in annualized revenue during its first 18 months of operation without airing a single ad. As a comparison, Airbnb earned a meager $10,000 in its entire first year.

But unlike most other rental platforms, this Los Angeles trailblazer offers more than optimizing a booking service. It has a portfolio of branded real estate units offered on its website as well as a variety of hospitality-related services.

This service structure has paved the way for multiple revenue streams, including rental income from in-house assets, membership fees from subscribed members, transaction fees from all users of the platform, full-service property management fees, turn-key full-service furnishing fees, revenue-sharing agreements with other home services providers and the appreciation of the company's real estate holdings.

Investors could see one of four different exit scenarios play out. Just like any startup, FlutterPads can reach an initial public offering (IPO) or get acquired by a larger competitor. A private equity buyout is also an option as well as a separate sale of the business's digital assets and real estate.

All four of these events have the potential to be the most profitable investment of your life, keeping in mind the company's current evaluation of $22.5 million and the fact that you can own a stake with as little as $100.

Click here to invest in FlutterPads.

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Series 1-1 ("Series Epic Games")

This offering is for membership interest in Series 1-1 ("Series Epic Games") which will own common shares of Epic Games, Inc. Epic Games is not participating or involved in this offering. You are not buying Epic Games shares directly. See full details in footnote 1. One recent estimate ranked Epi...

Min. Investment
$15,000

Industry
Gaming

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